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                          March 31, 2021

       Allen Baharaff
       President and Chief Executive Officer
       Galmed Pharmaceuticals Ltd.
       16 Tomkin St.
       Tel Aviv, Israel 6578317

                                                        Re: Galmed
Pharmaceuticals Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed March 26,
2021
                                                            File No. 333-254766

       Dear Mr. Baharaff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gary Emmanuel, Esq.